UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: 08/31/2024

Worthy Property Bonds 2, Inc.

(Exact name of issuer as specified in its charter)

Florida	92-2292464
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

11175 Cicero Dr., Suite 100, Alpharetta, GA 30022

(Full mailing address of principal executive offices)

(678) 646-6791

(Issuer’s telephone number, including area code)

Item 7. Departure of Certain Officers

On August 31st, 2024, Richard Alterman, Vice President and Chief Operating Officer of Worthy Property Bonds 2, Inc., has resigned from all positions with Worthy Property Bonds 2, Inc.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Worthy Property Bonds 2, Inc.

September 11, 2024	By:	/s/ Alan Jacobs
	Name:	Alan Jacobs
	Position:	Chief Financial Officer